Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated October 22, 2021, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Flexion Therapeutics, Inc.

a Delaware corporation

at

$8.50 per share, net in cash, plus one non-transferable contingent value right for each share, which represents the right to receive one or more contingent cash payments of up to $8.00 per share in the aggregate upon the achievement of specified milestones,

pursuant to the Offer to Purchase dated October 22, 2021

by

Oyster Acquisition Company Inc.

a wholly owned subsidiary of

Pacira BioSciences, Inc.

Oyster Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”), at an offer price of (i) $8.50 per Share, in cash, net of applicable withholding taxes and without interest (the “Cash Amount”), plus (ii) one contingent value right per Share (each, a “CVR”), which will represent the right to receive one or more contingent payments up to $8.00 in the aggregate upon the achievement of specified milestones, if the specified milestones are achieved on or prior to December 31, 2030 (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

Each CVR represents the right to receive the following contingent payments of up to $8.00 in the aggregate, in cash, net of applicable withholding taxes and without interest (each, a “Milestone Payment”), in accordance with the terms of the Contingent Value Right Agreement to be entered into at or prior to the Offer Acceptance Time (as defined below) among Pacira and American Stock Transfer & Trust Company, LLC, as rights agent (the “CVR Agreement”), with each Milestone Payment conditioned upon the achievement of the applicable milestone on or prior to December 31, 2030 as follows (each, a “Milestone”): (i) $1.00 per CVR, the first time that net sales of ZILRETTA® (triamcinolone acetonide extended-release injectable suspension) in any calendar year equal or exceed $250.0 million; (ii) $2.00 per CVR, the first time that net sales of ZILRETTA in any calendar year equal or exceed $375.0 million; (iii) $3.00 per CVR, the first time that net sales of ZILRETTA in any calendar year equal or exceed $500.0 million; (iv) $1.00 per CVR upon approval by the U.S. Food and Drug Administration (the “FDA”) of a biologics license application (BLA) for FX201, Flexion’s clinical stage gene therapy product candidate; and (v) $1.00 per CVR upon approval by the FDA of a new drug application (NDA) for FX301, Flexion’s investigational product candidate.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE
FOLLOWING 11:59 P.M., EASTERN TIME, ON NOVEMBER 18, 2021 (the “Expiration Date,”
unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the
“Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Pacira, Purchaser and Flexion. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Flexion (the “Merger”), with Flexion continuing as the surviving corporation in the Merger and wholly owned subsidiary of Pacira. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), neither a meeting of Flexion’s stockholders nor a stockholder vote will be required to consummate the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Flexion or any of its subsidiaries (including any treasury shares) or by Pacira or Purchaser or any other direct or indirect wholly owned subsidiaries of Pacira, which Shares will be canceled and will cease to exist or (ii) by any Flexion stockholders who properly exercise and perfect their appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive the Offer Price in cash, without interest and subject to any applicable withholding taxes. As a result of the Merger, Flexion will cease to be a publicly traded company and will become wholly owned by Pacira. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

In connection with the execution of the Merger Agreement, Pacira and Purchaser entered into Tender and Support Agreements (the “Support Agreements”), dated as of October 11, 2021 with Flexion’s directors and executive officers or certain of their affiliates (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”). Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 4.4% of the total outstanding Shares as of October 15, 2021, vote their Shares in favor of the Merger, as applicable, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) that (i) the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires, together with the Shares then owned by Purchaser and its affiliates equals at least one Share more than 50% of the then issued Shares (the “Minimum Condition”), (ii) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder has expired or been terminated (the “Regulatory Condition”), and (iii) there be no judgment, temporary, preliminary or permanent order issued by any court of competent jurisdiction or other governmental body preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, nor any action or law having been taken, or any law (other than any antitrust law) or order having been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body of competent jurisdiction that remains in effect that directly or indirectly enjoins, restrains or otherwise prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Offer or the Merger (the “Order Condition”). The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 15—“Conditions to the Offer” of the Offer to Purchase.

The board of directors of Flexion, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby and by the CVR Agreement and the Support Agreements, including the Offer and the Merger (together, the “Transactions”), fair to, and in the best interest of, Flexion and its stockholders, (ii) approved the execution, delivery and performance by Flexion of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Flexion tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that: Purchaser must extend the Offer from time to time for (i) for the minimum period required by any law, any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Global Market applicable to the Offer, (ii) for periods of up to 10 business days each if, as of the then scheduled Expiration Date, the Regulatory Condition has not been satisfied, in order to permit the satisfaction of such Regulatory Condition and (iii) for additional periods of up to 10 business days per extension at the request of Flexion if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of such Offer Condition. Additionally, Purchaser may, in its discretion, extend the Offer on one or more occasions, if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, for an additional period of up to 10 business days per extension, in order to permit the satisfaction of such Offer Condition. Purchaser will not be (i) required to extend the Offer beyond the earlier to occur of (A) the valid termination of the Merger Agreement and (B) February 14, 2022, which date may be extended pursuant to the terms of the Merger Agreement, as described in the Offer to Purchase, but in no event will such date be later than April 11, 2022 (the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Flexion. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Subject to the terms and conditions of the Merger Agreement and applicable law, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of Flexion, Purchaser is not permitted to, among other things detailed in the Offer to Purchase, (i) decrease the Cash Amount, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) amend, modify, change or waive the Minimum Condition, the Termination Condition or the Order Condition, (v) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except in accordance with the relevant provisions of the Merger Agreement or (vi) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Acceptance and payment for Shares pursuant to and subject to the satisfaction or waiver of the Offer Conditions is expected to occur on November 19, 2021, unless Pacira extends the Offer pursuant to the terms of the Merger Agreement (the “Offer Acceptance Time”).

On the terms of the Merger Agreement and subject to the satisfaction or waiver of the Offer Conditions, Purchaser shall, and Pacira shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser notifies the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Cash Amounts for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Pacira or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares. No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 21, 2021, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our reasonable judgement. None of Pacira, Purchaser, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Flexion has provided Pacira with Flexion’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and Letter of Transmittal will be mailed to record holders of Shares whose names appear on Flexion’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The U.S. federal income tax treatment of the CVRs is uncertain. See Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Pacira will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers may call: (212) 269-5550
Stockholders may call toll free: (800) 578-5378
FLXN@dfking.com

October 22, 2021